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Exhibit 4.13

Grant of Security Interest
in United States Trademarks

FOR GOOD AND VALUABLE CONSIDERATION, receipt and sufficiency of which are hereby acknowledged, Venetian Casino Resort, LLC, a Nevada limited liability company, (the "Grantor"), hereby grants The Bank of Nova Scotia as Intercreditor Agent (as defined in the Security Agreement (as defined below)) for and on behalf of the Secured Parties (as defined in the Security Agreement), a security interest in all of the Grantor's right, title and interest (including rights acquired pursuant to a license or otherwise but only to the extent permitted by agreements governing such license or other use) in, to and under the following (all of the following items or types of property being herein collectively referred to as the "Trademark Collateral"), whether presently existing or hereafter arising or acquired and wherever the same may be located or used in the United States:

            (i)  each trademark, service mark, design, logo, trade name, trade dress and/or other source and/or business identifies whether registered with the United States Patent and Trademark Office, a particular state within the United States or existing in common law and each United States federal or state registration and/or application relating thereto (including, without limitation, those referred to in Schedule A hereto) and all reissues, extensions and renewals thereof, and all of the goodwill of the business connected with the use of, and symbolized thereby; provided, however, that the Trademark Collateral shall not include any "intent-to-use" based application for a trademark until such time that a statement of use has been filed with the United States Patent and Trademark Office or any state within the United States for such application; and

           (ii)  all income, royalties, damages, payments and other products and proceeds of the foregoing nor or hereinafter due or payable, including any claim and recoveries by the Grantor against and from third parties for past, present or future infringement of the Trademark Collateral, including any trademark listed on Schedule A hereto, or for injury to the goodwill associated with the Trademark Collateral.

        THIS GRANT OF SECURITY INTEREST is granted in conjunction with the security interests granted to the Grantee pursuant to the Security Agreement among the Grantor, the Grantee and certain other parties dated as of August    , 2004, as amended, modified or supplemented from time to time (the "Security Agreement").

        THIS GRANT OF SECURITY INTEREST has been granted in conjunction with the security interest granted to the Grantee under the Security Agreement. The rights and remedies of the Grantee with respect to the security interest granted herein are without prejudice to, and are in addition to those set forth in the Security Agreement, all terms and provisions of which are incorporated herein by reference. In the event that any provisions of this Grant of Security Interest are deemed to conflict with the Security Agreement, the provisions of the Security Agreement shall govern.

        IN WITNESS WHEREOF, the undersigned have executed this Grant of Security Interest as of the 20th day of August, 2004.

VENETIAN CASINO RESORT, LLC
By: LAS VEGAS SANDS, INC., its managing member
By:	/s/ HARRY MILTENBERGER

Schedule A to Grant of Security Interest
in United States Trademarks

TRADEMARKS

[Attached]

TRADEMARK APPLICATIONS

[Attached]

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Grant of Security Interest in United States Trademarks
TRADEMARKS [Attached] TRADEMARK APPLICATIONS [Attached]